UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	October 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GameTech International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8850 Double Diamond Parkway
Address of Principal Executive Office (Street and Number)

Reno, Nevada 89521
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

GameTech International, Inc. (the "Company") is unable to file its Form 10-K for the year ended October 30, 2011 (the “Report”) within the prescribed time period without unreasonable effort and expense.  The delay is primarily a result of management devoting a substantial amount of its time and effort  (1) to finalize an amendment to its existing credit facility with U.S. Bank, N.A. and Bank of West (the “Lenders”), (2) to complete the sale of its corporate headquarters, and (3) to complete and file its Form 10-Q for the thirteen weeks ended July 31, 2011.  As reported in our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2011, the Company entered into a First Amendment to Amended and Restated Loan Agreement and Waiver of Defaults with the Lenders on December 22, 2011and closed to sale of its corporate headquarters to Kassbohrer All Terrain Vehicles, Inc., on December 28, 2011.  The Company intends to file the Report no later than February 14, 2012, as prescribed in Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Andrew E. Robinson	775	850-6000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

Attachment to Form 12b-25

Explanation for Part IV, Item 3.

For the fiscal year ended October 30, 2011, we expect to report an approximate decrease of $4.3 million, or 12.2%, in net revenue as compared to the fiscal year ended October 31, 2010.  Net revenue in our bingo segment for fiscal 2011 is expected to decrease by approximately $5.9 million, or 19.6%, to approximately $24.2 million, compared to fiscal 2010.  VLT revenue is expected to increase by $1.6 million, or 31.1%, to approximately $6.7 million.  The anticipated decrease in net bingo revenue is primarily due to pricing pressures and bingo hall closures from adverse economic conditions and loss of customers to competitors.  The anticipated increase in VLT net revenue is primarily due to increased sales of new equipment in Montana, relating to the completion of the first phase of our 2008 Purchase, Sale, and Software Development Agreement with Rocky Mountain Industries, LLC.

Cost of revenue is expected to decrease by approximately $1.3 million year over year, with bingo cost of revenue expected to decrease approximately $2 million, or 16.8%, and VLT/slot cost of revenue expected to increase approximately $717 thousand, or 16.5%.  The anticipated decrease in bingo cost of revenue is primarily due to a decrease in current depreciation expense ($1.2 million) as our Traveler and Tracker units became fully depreciated, staff reductions ($0.7 million) to align our costs to lower business levels and a reduction in contracted labor ($0.3 million), offset in part by increased amortization ($0.1 million) related to the acquired license rights for the Explorer unit.  The anticipated increase in VLT cost of revenue is directly related to the increase in VLT cost of equipment and parts ($1.9 million) related to the completion of the first phase of our agreement with Rocky Mountain Industries, LLC, offset by decreases in write offs of obsolete equipment and parts ($1.4 million) compared to fiscal 2010.

Gross profit for the year ended October 30, 2011 is expected to decrease approximately $3.0 million, or 16%, to $16.0 million, as compared to the fiscal 2010.  Bingo gross profit is expected to decrease approximately $3.9 million, or 21.4%, with VLT gross profit expected to increase approximately $870 thousand, or 115.5%, year over year.

Operating expenses for the fiscal year ended October 30, 2011 are expected to decrease by approximately $8.1 million, or 28.3%, to $20.6 million as compared to fiscal 2010.  The expected decrease is primarily the result of a $3.3 million decrease in bad debt allowance for the VLT segment, decreases in employee costs from staffing reductions and reduced legal fees offset in part by increased costs associated with ongoing debt compliance and restructuring efforts. The decrease in operating expenses is also attributed to an expected write down of $1.9 million of the real property housing the Company’s headquarters and warehouse space in Reno, Nevada for 2011 as compared to a write down of these assets of $2.9 million in 2010.

The Company expects to report a net loss for the year ended October 30, 2011 of approximately $6.4 million, compared to a net loss of approximately $20.4 million for the prior year.

This Form 12b-25 includes forwarding-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding the Company and the financial results it expects to report that are not historical facts and are indicated by words such as “anticipate,” “expect,” “believe,” other formulations of those terms and similar terms.  Such forward-looking statements are based on the Company’s current expectations and beliefs, which are subject to change, and involve certain risks and uncertainties.  These risks and uncertainties may cause actual results to differ materially from those contained in the forward-looking statements.  The Company does not undertake any obligation to update any forward looking statement.

GameTech International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 31, 2012	By	/s/ Andrew E. Robinson
Andrew E. Robinson Sr. VP & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)